Exhibit 1

Perion Receives Equity Investment from J.P. Morgan Asset Management

Establishes Credit Facility with Bank Leumi

Tel Aviv & New York – December 1, 2015 – Perion Network Ltd. (NASDAQ: PERI) (the “Company”) today announced it has completed an equity private placement of approximately $10 million from an advisory client of J.P. Morgan Asset Management (“J.P. Morgan”).

This investment is in addition to an existing J.P. Morgan client investment in the Company. Proceeds from the investment will go toward general corporate purposes. Additionally, the Company secured a credit facility of approximately $20 million from LeumiTech, the technology banking arm of Bank Leumi le-Israel B.M.

“We are very pleased to receive continued support from J.P. Morgan as well as to partner with Bank Leumi,” said Josef Mandelbaum, Perion’s CEO. “These two transactions, combined with our continued strong cash flow, ensure that we remain in a very strong position to enhance long-term shareholder value.”

About Perion Network Ltd.

Perion powers innovation. Perion is a global performance-based media and Internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences, based on its own experience as an app developer. Our leading software monetization platform, Codefuel, empowers digital businesses to optimize installs, analyze data and maximize revenue. Our mobile marketing unit, Growmobile, enables app marketers to advertise across the industry’s top-performing traffic sources, including Facebook, Twitter and Instagram (by MMR) and Google, and increase user spend, reduce churn and improve retention through CRM engagement campaigns. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of the Undertone acquisition and/or the anticipated benefits of other companies and businesses we acquired and may acquire in the future, risks entailed in integrating Undertone’s business with Perion’s business and/or in integrating other companies and businesses we acquire, including employee retention and customer acceptance, the risk that the such transactions will divert management and other resources from the ongoing operations of our businesses or otherwise disrupt their conduct, potential litigation associated with the transactions, and general risks associated with our businesses, including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2014 filed with the SEC on April 16, 2015. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Stephanie Mazer
+972 (73) 398-1000
investors@perion.com

Solebury Communications Group
Jamie Lillis
+1 (203) 428-3223
jlillis@soleburyir.com

Source: Perion Network Ltd.